APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

GLOW WORM PLAY CAFE LLC
Income Statement - unaudited
For the periods ended 12/31/2021

	Current Period
	1/01/2021-12/31/2021
REVENUES	
Sales	$ 34,659.00
Other Revenue	-
TOTAL REVENUES	**34,659.00**
COST OF GOODS SOLD	
Cost of Sales	4,000.00
Supplies	450.00
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	4,450.00
GROSS PROFIT (LOSS)	30,209.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	700.00
Computer and Internet	400.00
Depreciation	-
Dues and Subscriptions	-
Insurance	600.00
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	111.00
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	7,500.00
Salaries	18,000.00
Payroll Taxes and Benefits	2,000.00
Travel	-
Utilities	1,200.00
Website Development	50.00
TOTAL OPERATING EXPENSES	30,561.00

OPERATING PROFIT (LOSS)   (352.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ (352.00)

GLOW WORM PLAY CAFE LLC
Balance Sheet - unaudited For
the period ended 11/31/2021

	Current Period 1/01/2021-12/31/2021
ASSETS	
Current Assets:	
Cash	$ 8,000.00
Petty Cash	200.00
Accounts Receivables	2,000.00
Inventory	1,500.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	11,700.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	10,000.00
Computer Equipment	1,500.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	11,500.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	5,000.00
Other Assets	-
Total Other Assets	5,000.00
TOTAL ASSETS	**$ 28,200.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	400.00
Sales Tax Payable	330.00
Payroll Liabilities	7,000.00
Other Liabilities	2,000.00

Current Portion of Long-Term Debt		-
Total Current Liabilities		9,730.00
Long-Term Liabilities:		
Notes Payable		2,150.00
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		2,150.00
EQUITY		
Capital Stock/Partner's Equity		16,320.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		16,320.00
TOTAL LIABILITIES & EQUITY	$	**28,200.00**
Balance Sheet Check		-

Glow Worm Play Cafe
Income Statement - unaudited
For the periods ended 08/31/2022

	Current Period 03/01/22 - 08/31/22	Prior Period 09/01/21 - 02/28/22
REVENUES		
Sales	$ 155,484.31	$ 52,201.23
Other Revenue	-	-
TOTAL REVENUES	**155,484.31**	**52,201.23**
COST OF GOODS SOLD		
Cost of Sales	14,033.00	11,238.50
Supplies	2,400.00	3,000.00
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	16,433.00	14,238.50
GROSS PROFIT (LOSS)	139,051.31	37,962.73
OPERATING EXPENSES		
Advertising and Promotion	500.00	1,000.00
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	582.00	291.00
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	714.00	357.00
Meals and Entertainment	-	-
Miscellaneous Expense	9,000.00	6,500.00
Office Supplies	500.00	250.00

Payroll Processing	594.00	297.00
Professional Services - Legal, Accounting	1,200.00	-
Occupancy	-	-
Rental Payments	15,000.00	15,000.00
Salaries	61,924.64	28,532.24
Payroll Taxes and Benefits	5,926.21	3,124.27
Travel	-	-
Utilities	4,384.00	3,198.82
Website Development	150.00	-
TOTAL OPERATING EXPENSES	100,474.85	58,550.33
OPERATING PROFIT (LOSS)	38,576.46	(20,587.60)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	**$ 38,576.46**	**$ (20,587.60)**

GLOW WORM PLAY CAFE
Balance Sheet - unaudited
For the period ended 11/2021 - 09/2022

		Current Period 03/01/22 - 08/31/22		Prior Period 12/01/21 - 02/28/2022
ASSETS				
Current Assets:				
Cash	$	5,000.00	$	3,000.00
Petty Cash		250.00		100.00
Accounts Receivables		850.00		-
Inventory		10,000.00		10,000.00
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		16,100.00		13,100.00
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		20,000.00		15,000.00
Computer Equipment		2,000.00		1,000.00
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		22,000.00		16,000.00
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		5,000.00		5,000.00

Other Assets	-	-
Total Other Assets	5,000.00	5,000.00
TOTAL ASSETS	**$ 43,100.00**	**$ 34,100.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	3,000.00	2,000.00
Sales Tax Payable	-	-
Payroll Liabilities	3,500.00	3,500.00
Other Liabilities	-	-
Current Portion of Long-Term Debt	50,000.00	113,516.00
Total Current Liabilities	56,500.00	119,016.00
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	(13,400.00)	(84,916.00)
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	**$ 43,100.00**	**$ 34,100.00**

Balance Sheet Check

Glow Worm Play Cafe
Statement of Cash Flow - unaudited
For the period ended 08/31/22

	Current Period 03/01/22 - 08/31/22	Prior Period 09/01/21 - 02/28/22
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	38,576	(20,588)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	38,576	(20,588)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	38,576	(20,588)
CASH - BEGINNING	(20,588)	-

CASH - ENDING | 17,989 | (20,588)

I, Kathryn Read, certify that:

1. The financial statements of Glow Worm Play Cafe included in this Form are true and complete in all material respects; and
2. The tax return information of Glow Worm Play Cafe has not been included in this Form as Glow Worm Play Cafe was formed on 04/09/2021 and has not filed a tax return to date.

Signature   *Kathryn Read*

Name: Kathryn Read

Title: Owner